uralsvyazinform

RECEIVED
2006 JUN -5 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Open Joint-Stock Company Uralsvyazinform
620014, 11 Moskovskaya Str., Ekaterinburg, Russia
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

30/V 2006 № 09.1-14/6749

На № ____________ от ________________

06014067

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 26, 2006 – May 29, 2006.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 26, 2006

On May 26, 2006 OJSC Uralsvyazinform obtained a notification that the bond issues of 04 and 05 series were admitted to trading on Russian Trading System Stock Exchange (RTS).

Characteristics of the securities admitted to trading on RTS:

- non-convertible interest-bearing documentary bearer bonds of 04 series with obligatory centralized custody; state registration number 4-07-00175-A dd. September 23, 2004;
- non-convertible interest-bearing documentary bearer bonds of 05 series with obligatory centralized custody; state registration number 4-08-00175-A dd. September 23, 2004.

The list designation: non-listed securities (admitted without listing procedure).

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

May 29, 2006

The change of the share in Company's Charter Capital owned by the member of the Company's collegiate executive body.

Name and position of the person owning the share in the Company's Charter Capital: Andrei Y. Belobokov, member of Uralsvyazinform's Managing Board.

The share in Uralsvyazinform Charter Capital owned by Andrei Y. Belobokov before the change: **0% of the Charter Capital, 0% of the Common Stock.**

The share in Uralsvyazinform Charter Capital owned by Andrei Y. Belobokov after the change: **0.0002% of the Charter Capital, 0.0003% of the Common Stock.**

The date of change: **May 29, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru